EXHIBIT 23.4

CONSENT

The Board of Directors
Circle Star Energy Corp.;

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of Circle Star Energy Corp (the Company”) of the reference to LaRoche Petroleum Consultants, Ltd’s name included or incorporated by reference in the Current Report on Form 8-K/A filed by the Company with the United States Securities and Exchange Commission on September 1, 2011, in connection with the information contained in our reserve report titled “Estimate of Reserves and Future Net Cash Flow to the Circle Star Energy Corporation Interest in Certain Properties Located in Various Counties, Texas as of July 31, 2011” and dated August 26, 2011.

LaRoche Petroleum Consultants, Ltd.

/s/ William M. Kazmann
By: William M. Kazmann
Title: Partner
Dated: July 25, 2012